Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

VIA EDGAR

September 18, 2018

Asen Parachkevov

Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-14 for:

Eaton Vance California Municipal Bond Fund (the “California Acquiring Fund”) (1933 Act File No. 333-226302)

Eaton Vance Municipal Bond Fund (the “Municipal Bond Acquiring Fund”) (1933 Act File No. 333-226303)

Eaton Vance Municipal Income Trust (the “Municipal Income Acquiring Trust”) (1933 Act File No. 333-226327)

Eaton Vance New York Municipal Bond Fund (the “New York Acquiring Fund”) (1933 Act File No. 333-226306)

(each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Parachkevov and Ms. Larkin:

This letter responds to additional comments you provided to the undersigned via telephone on September 12, 2018, after review of initial responses filed September 5, 2018 in connection with your review of the Registrants’ proxy statements/registration statements on Form N-14 (the “Registration Statements”) filed under the Securities Act of 1933, as amended, as follows:

Acquiring Fund (each an “Acquiring Fund” and collectively the “Acquiring Funds”)	Acquired Fund(s) (each an “Acquired Fund” collectively the “Acquired Funds” and together with the Acquired Funds, the “Funds”)	Filing Date	Accession No.
California Acquiring Fund	Eaton Vance California Municipal Bond Fund II	7/23/18	0000940394-18-001380
Municipal Bond Acquiring Fund	Eaton Vance Massachusetts Municipal Bond Fund	7/23/18	0000940394-18-001381
	Eaton Vance Michigan Municipal Bond Fund	7/23/18	0000940394-18-001381
Municipal Income Acquiring Trust	Eaton Vance Michigan Municipal Income Trust	7/25/18	0000940394-18-001387
New York Acquiring Fund	Eaton Vance New York Municipal Bond Fund II	7/23/18	0000940394-18-001383

The Registration Statements were filed in connection with proposed reorganizations in which each Acquiring Fund will acquire the assets of the corresponding Acquired Fund(s) shown above, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganizations”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response. Responses apply to all Funds, as applicable, unless otherwise noted, and will be reflected in each Registrant’s first pre-effective amendment to its Registration Statement. Capitalized terms have the same meaning as defined in the Registration Statements unless otherwise noted.

Securities and Exchange Commission
September 18, 2018

Chief Counsel’s Office Comments from Mr. Parachkevov

1.	Please confirm that the Merger Subsidiaries will comply with Rule 17-a-8 (i.e., that they will have a board, etc.).

Response: The Registrants confirm that the Merger Subsidiaries will comply with Rule 17a-8 (i.e., that they will have a board, etc.).

2.	Please confirm that all IMTP will be redeemed before the mergers.

Response: Each Acquired Fund will redeem all of its outstanding IMTP prior to its Reorganization.

3.	Please confirm that the mergers of the Acquired Funds into the Merger Subsidiaries and the Merger Subsidiaries into the Acquiring Funds will occur simultaneously.

Response: Completion of the steps under the Plan for each Reorganization will occur on the same business day. Each Acquiring Fund will issue shares in connection with a Reorganization in consideration of the receipt of the assets and the Assumed Liabilities of the Acquired Fund.

General Disclosure Comment from Ms. Larkin

4.	For the Municipal Income Acquiring Trust filing, in “Comparison of the Funds: Investment Objectives and Policies”, please update the “Investment Strategy” item to clarify that Municipal Income Acquiring Trust does not have a policy to invest in municipal obligations the interest on which is exempt from certain Michigan-specific taxes.

Response: The above-referenced disclosure will be revised to state that:

During normal market conditions, at least 80% of Acquiring Fund’s net assets will be invested in municipal obligations, the interest on which is exempt from federal income tax. During normal market conditions, at least 80% of Acquired Fund’s net assets will be invested in municipal obligations, the interest on which is exempt from federal income tax, including Michigan state and city income taxes and the net income tax portion of the Michigan business tax. The foregoing 80% policies may not be changed without shareholder approval. An investment in each Fund may not be appropriate for all investors, particularly those subject to the federal alternative minimum tax. At least 65% of each Fund’s net assets will be invested in municipal obligations rated at least investment grade at the time of investment (which are those rated Baa or higher by Moody's or BBB or higher by either S&P or by Fitch), or, if unrated, determined by the investment adviser to be of at least investment grade quality. Up to 35% of each Fund's total assets may be invested in obligations rated below investment grade (but no more than 30% of total assets may be rated lower than B by each of Moody’s S&P and Fitch) and unrated municipal obligations considered to be of comparable quality by the investment adviser. When a municipal obligation is split rated (meaning rated in different categories by Moody’s, S&P or Fitch) the Funds will deem the higher rating to apply.

Please contact the undersigned at (617) 672-8520 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.

Vice President